

January 16, 2014

Via E-mail
Dov Weinberg
Chief Financial Officer
Orgenesis Inc.
21 Sparrow Circle
White Plains, NY 10605

> **Re:** **Orgenesis Inc.**
> **Registration Statement on Form S-1**
> **Filed January 7, 2014**
> **File No. 333-193218**

Dear Mr. Weinberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose the percentage of your outstanding securities represented by the shares registered for resale by Kodiak Capital Group LLC.

2. In view of the number of shares being registered for resale by Kodiak Capital Group LLC, it appears that the resale of these shares constitutes a primary offering that can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. If this is not the case, you should amend or withdraw the registration statement, as may be applicable.

Selling Stockholders, page 13

3. Please provide addresses and identify the natural persons with voting or investment control over the securities held for resale by the selling shareholders.

Plan of Distribution, page 15

4. Please clarify in the sentence following the bullet on page 16 that Kodiak Capital Group
    LLC, as the purchaser under the Investment Agreement, may not sell the securities
    pursuant to Rule 144.

Financial Statements, page 41

5. Please update your registration statement to include year-end audited financial statements
    and related disclosures.

Executive Compensation, page 93

6. Please update your registration statement to provide 2013 executive compensation
    information.

Exhibits, page 108

7. Please file or incorporate by reference your investment agreement with Kodiak Capital
    Group LLC as an exhibit to this registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Victor Dudas
        Clark Wilson LLP
        Suite 900 – 885 West Georgia Street
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